                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C. 20549

                                       FORM 6-K

                            REPORT OF FOREIGN PRIVATE ISSUER

                           PURSUANT TO RULE 13a-16 OR 15d-16 OF

                            THE SECURITIES EXCHANGE ACT OF 1934

                               For the month of December 1998

                                   LJ INTERNATIONAL INC.
                      -----------------------------------------------
                      (Translation of registrant's name into English)

                      UNIT #12, 12/F, BLOCK A, FOCAL INDUSTRIAL CENTER 21 MAN LOK STREET, HUNG HOM, KOWLOON, HONG KONG
                      -----------------------------------------------
                          (Address of principal executive offices)

    [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F      X          Form 40-F
                                 -------                   -------
    [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes                 No    X
                                 -------            -------

    [If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-         .
                                                  --------

                                        SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                             LJ INTERNATIONAL INC.
                                             ---------------------------------
                                                       (Registrant)


Date: December 16, 1998
      -----------------

                                             By: /s/ NG Hon Tak Ringo
                                                 -----------------------------
                                                 NG Hon Tak Ringo
                                                 Chief Financial Officer
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LJ INTERNATIONAL INC. ANNOUNCES RECORD
OPERATING REVENUES AND PROFIT FOR SIX MONTHS
ENDED OCTOBER 31ST, 1998.

LJ International announces 6 month operating results

LJ International Inc. (NASDAQ/NMS:JADEF) announces operating revenue of $14.1 million for six months ending October 31, 1998 compared to $6.9 million for the comparable period last year, an increase of +103%. Net income for the period increased to $2.0 million compared to $1.2 million or +72%.

Annual revenues for last fiscal year ended April 30, 1998 were $16.1 million.

Operating results reflect adjustments for US GAAP.

------------------------------------------------------------------------------
Six Months ended                10/31/98          10/31/97            % chg
------------------------------------------------------------------------------
Revenue [in thousands]          $14,073             $6,909             +104%
------------------------------------------------------------------------------
Net Income [in thousands]       $ 1,990             $1,159             +72%
------------------------------------------------------------------------------
EPS                             $  0.31             $ 0.26              NA
------------------------------------------------------------------------------
Weighted avg. # shares        6,329,000          4,407,000              NA
------------------------------------------------------------------------------

During the second quarter, LJ International successfully launched a new brand of lifestyle inspired sterling silver jewelry at the Hong Kong Jewelry Fair. The Company has received initial orders from direct mail retailers and fine jewelers for this initial collection.

LJ International Inc. is a vertically integrated gemstone cutter and manufacturer of fine quality colored gemstone jewelry in 14 & 18 Kt. Gold and sterling silver. Cumulative margins associated with the unique combination of gemstone cutting and jewelry manufacturing contribute to gross margins that are significantly higher than comparable jewelry manufacturers.

The Company operates two manufacturing facilities in the PRC and employs over 2,000 skilled craftsmen, producing more than 1,000,000 pieces of finished fine jewelry and cuts more than 4,000,000 carats of high quality gemstones annually.

For additional information,
Visit our website @www.ljinc.com, email LJ International mail@ljintl.com or contact Mike Fearnow in the USA at 409 597 7500.
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